December 14, 2016

Via EDGAR

Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for the Fiscal Year Ended December 31, 2015 Filed March 24, 2016 File No. 001-15244

Dear Mr. Vaughn:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 2, 2016 containing the Staff’s comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Commission on March 24, 2016 (the “2015 Form 20-F”). For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses. Please note that in the version of this letter filed via EDGAR confidential information has been omitted and delivered separately to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

Form 20-F for the Fiscal Year Ended December 31, 2015

Treasury, Risk, Balance Sheet, and Off Balance Sheet – Risk Management, page 136

1.	You state in your response to the second bullet of comment two of our letter dated July 19, 2016 that the positions that led to the write-downs in the fourth quarter of 2015 and first quarter of 2016 were in compliance with all risk limits that were established and approved by appropriate personnel. In addition to limits, however, you also describe “guidelines” and “tolerances” on page 142 of your 20-F. Please expand your response to tell us whether the positions breached any guidelines or tolerance thresholds. In addition, recognizing that discussion and review are part of your risk controls, as indicated on page 142 of your 20-F, identify the applicable controls and how you evaluated the effectiveness of their design to mitigate applicable risks. Also, describe the discussion and review process undertaken by relevant control authorities in this case and how these discussions and related decisions were communicated within the Company.

Mr. Kevin Vaughn

Securities and Exchange Commission
December 14, 2016

Response to Comment 1

As described on page 142 of our Form 20-F, tolerances are designed as management thresholds to initiate discussion and breach of a tolerance level triggers review by the relevant control authority.

As further described on page 143 of our Form 20-F, the limit owners are responsible for reviewing warning triggers for risk limits. They may set warning triggers for potential limit excesses at any level lower than the approved limits as deemed appropriate after taking into account the nature of the underlying business.

In this case, although an internal audit review remains ongoing, the reviews performed to date do not indicate that any applicable limit, guideline or tolerance trigger was breached, and thus the discussion and review process was not triggered.1

2.	You state in your response to the fourth bullet of comment two of our letter dated July 19, 2016 that you have not identified any deficiencies in the design or operation of your risk management and credit risk controls over the referenced positions as of December 31, 2015. Please address the items below.
•	Mr. Thiam commented in a March 23, 2016 Bloomberg interview that the scale of the positions was unclear to him and your Chief Financial Officer, and that the positions were ramped up without the understanding of many key decision makers. Please describe the timing and extent to which the positions were “ramped up” after their previous reduction, and explain which controls should have highlighted these changes. Clearly explain how you are comfortable that such controls were both designed and operating effectively in light of these increases.
•	He is also quoted in multiple media sources, including a March 23, 2016 Wall Street Journal article, as stating that “a limit that keeps moving is not a limit.” Further, he stated in a March 23, 2016 Credit Suisse Group investor and analyst call that the limit framework was being adjusted to ensure a similar fact pattern does not repeat itself. Please more clearly describe to us how these limits “moved” in this situation such that they did not detect or prevent the ramp up, and clearly explain how those limits and/or limit setting process have been adjusted or corrected to prevent such movement in a similar future scenario.
•	Tell us which controls should have ensured an appropriate limit framework was in place and how you are comfortable that such controls were designed and operating effectively prior to any changes you have made in light of the events that have unfolded.

1        Due to an error in the calculation of one sub-limit relating to aged distressed positions, there was a temporary, technical breach of that sub-limit in the fall of 2015.

Mr. Kevin Vaughn

Securities and Exchange Commission
December 14, 2016

•	Tell us which of the guidelines, tolerances, limits, or controls in place were considered to be part of your system of internal control over financial reporting (“ICFR”).
•	Similarly, tell us which of the guidelines, tolerances, limits, or controls in place were considered to be part of your disclosure controls and procedures (“DCP”).
•	For these risk management and credit risk controls that are part of your ICFR, please tell us whether you have identified any deficiencies in their design or operation. If you have, please include an explanation of how you evaluated their severity, both alone and in combination, for the existence of a material weakness. Please also explain how you obtained comfort with your ultimate conclusions.
•	Similarly, please explain how you considered the implications of this fact pattern on your conclusion for the effectiveness of DCP.

Response to Comment 2

•	Mr. Thiam commented in a March 23, 2016 Bloomberg interview that the scale of the positions was unclear to him and your Chief Financial Officer, and that the positions were ramped up without the understanding of many key decision makers. Please describe the timing and extent to which the positions were “ramped up” after their previous reduction, and explain which controls should have highlighted these changes. Clearly explain how you are comfortable that such controls were both designed and operating effectively in light of these increases.

Mr. Thiam’s remarks concerned the Distressed Trading Desk positions described in our prior response. These positions did increase during the period from 2011 through the second quarter of 2015. However, a risk reduction strategy began in the third quarter of 2015 and the positions decreased every month from June 2015 through March 2016. As of March 31, 2016, the Distressed Trading Desk exposures had been reduced ***CONFIDENTIAL TREATMENT REQUESTED*** from their high in the second quarter of 2015.

The positions were subject to CRO risk limits that were established and approved by senior management, the Firm’s Capital Allocation and Risk Management Committee (“CARMC”) and the Board of Directors Risk Committee before Mr. Thiam joined CS. The exposures were known to the relevant supervisors and risk management personnel, appropriately valued in Credit Suisse’s books and records, and disclosed to regulators. Moreover, there have been regular reviews of the positions by the front office and CRO senior management, the Investment Bank Risk Management Committee, and CARMC, and the exposures have been subject to periodic reviews by the Board of Directors Risk Committee. All relevant positions remained within established limits.

***CONFIDENTIAL TREATMENT REQUESTED***

Mr. Kevin Vaughn

Securities and Exchange Commission
December 14, 2016

As noted below in response to Question 4, Credit Suisse is in the process of implementing enhancements to address these concerns, but the enhancements do not constitute changes to ICFR or DCP.

•	He is also quoted in multiple media sources, including a March 23, 2016 Wall Street Journal article, as stating that “a limit that keeps moving is not a limit.” Further, he stated in a March 23, 2016 Credit Suisse Group investor and analyst call that the limit framework was being adjusted to ensure a similar fact pattern does not repeat itself. Please more clearly describe to us how these limits “moved” in this situation such that they did not detect or prevent the ramp up, and clearly explain how those limits and/or limit setting process have been adjusted or corrected to prevent such movement in a similar future scenario.

Mr. Thiam’s remarks concerned the limits applicable to the Distressed Trading Desk positions during the time period prior to 2015. On July 31, 2013, the Distressed Market Value Exposure Limit was increased by ***CONFIDENTIAL TREATMENT REQUESTED*** as equities were added to the limit (which had previously included debt only). This was not an increase in capacity, but a redefinition of the limit. On July 31, 2014, the limit was increased by approximately ***CONFIDENTIAL TREATMENT REQUESTED*** to accommodate business growth. In November 2015, the aggregate limit was retired and replaced with total Loan Market Value, Bond Market Value, Equity Market Value, and equity max single-name concentration limits. These new limits were designed to better reflect the total exposure of the distressed franchise. No new net capacity was added as a result of this last change and, as noted above, the actual positions decreased in every month between June 2015 and March 2016.

•	Tell us which controls should have ensured an appropriate limit framework was in place and how you are comfortable that such controls were designed and operating effectively prior to any changes you have made in light of the events that have unfolded.

As noted above, and in our prior responses, the positions that led to the 4Q15 and 1Q16 write-downs have been subject to trading and/or risk limits that were established and approved by appropriate personnel, and were in compliance with all such limits.

•	Tell us which of the guidelines, tolerances, limits, or controls in place were considered to be part of your system of internal control over financial reporting (“ICFR”).
•	Similarly, tell us which of the guidelines, tolerances, limits, or controls in place were considered to be part of your disclosure controls and procedures (“DCP”).

The ICFR controls that are potentially relevant to the Distressed Trading Desk positions include the valuation of the portfolio and any breach of valuation at a control level that could give rise to a misstatement in the books and records and thus financial statements. The guidelines, tolerances, limits and controls described on pages 142 and 143 of the Form 20-F are not part of ICFR or DCP controls.

Mr. Kevin Vaughn

Securities and Exchange Commission
December 14, 2016

•	For these risk management and credit risk controls that are part of your ICFR, please tell us whether you have identified any deficiencies in their design or operation. If you have, please include an explanation of how you evaluated their severity, both alone and in combination, for the existence of a material weakness. Please also explain how you obtained comfort with your ultimate conclusions.
•	Similarly, please explain how you considered the implications of this fact pattern on your conclusion for the effectiveness of DCP.

As discussed below in response to Question 4, Credit Suisse conducted a “lessons learned” review of the events relating to the write-downs of Distressed Trading Desk positions. That review found no breach in valuation controls or effectiveness of the valuation process, no breach of risk limits or triggers that would indicate unauthorized trading, and no failure to record transactions and risk positions or report them through appropriate reporting channels. Although certain enhancements are in progress as a result of the internal review, the planned improvements do not indicate a deficiency in the ICFR or DCP as they had been operating.

3.	You state in your response that you are considering “certain enhancements” to risk management processes and controls. Please provide further detail on what enhancements you are considering. Specifically identify what, if any, enhancements you are considering for the relevant ICFR or DCP.

Response to Comment 3

Please see the response to Question 4, below.

4.	In your response to the fifth bullet of prior comment two you state that, following an internal review, certain areas related to risk governance, the level of discussion of the relevant positions, and the flow of information could be enhanced. Please describe the applicable controls, whether they operated effectively, and what enhancements you plan to make, including, but not limited to:
•	more specificity regarding what areas of risk governance you plan to change;
•	how the flow of information will change;
•	how the level of discussion will change; and
•	any specific changes to ICFR.

Response to Comment 4

As noted, in our prior responses, Credit Suisse conducted a “lessons learned” review of the events surrounding the write-downs that occurred in 4Q15 and 1Q16 with respect to the Distressed Trading Desk positions. That review confirmed that there were no breaches of

Mr. Kevin Vaughn

Securities and Exchange Commission
December 14, 2016

relevant risk limits but noted that certain areas of its internal processes could be enhanced in the future.

As a result, Credit Suisse is in the process of implementing enhancements to its processes, including measures intended to (a) further strengthen the risk function’s involvement in first line of defense activities, (b) foster embedding of economic risk metrics, (c) align risk appetite and governance front-to-back, including by improving the information flow about limits to higher level governance bodies, (d) enhance transparency into P&L drivers, and (e) update the supervisory structure to require new supervisors to re-justify positions against the division’s risk appetite and strategic objectives.

None of these enhancements constitute changes to Credit Suisse’s ICFR or DCP because they do not impact the valuation or reporting of the positions, or related controls.

5.	In your response to the fifth bullet of prior comment two you also state that the internal audit function is conducting an internal review into the events surrounding the write-downs in the fourth quarter of 2015 and the first quarter of 2016 with respect to the Distressed Trading Desk positions. When completed, please provide us with a summary of deficiencies identified by internal audit and any resulting control changes that you plan to make, specifically identifying which of those would be part of your ICFR and which would be part of your DCP. In addition, given that analysis and review appears to be ongoing, please explain how you obtain comfort that your current ICFR and DCP processes are effective and conclusions are correct.

Response to Comment 5

The Internal Audit review referenced in our prior response is not yet complete.

As discussed above, the “lessons learned” review previously conducted did not indicate any deficiency in the ICFR or DCP as they had been operating.

* * * * *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Robert Arbuthnott, Head of Group Finance and Chief Accounting, in London at 011-44-207-883-5366, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Mr. Kevin Vaughn

Securities and Exchange Commission
December 14, 2016

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

cc:	Tidjane Thiam
Chief Executive Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
General Counsel
Credit Suisse Group AG
Lara J. Warner
Chief Compliance and Regulatory Affairs Officer
Credit Suisse Group AG
Robert Arbuthnott
Head of Group Finance and Chief Accountant
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP